EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,	As at December 31,
	2013	2012
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$137,359	$104,631
Term deposits with banks	106	4,184
Financial assets, available-for-sale	6,367	7,472
Accounts receivables	3,122	4,242
Receivables from sales representatives	10,630	7,773
Inventories	266	410
Prepaid expenses and other current assets	18,544	18,396
	176,394	147,108
Non-current assets
Property and equipment	49,701	30,442
Investment properties	89,615	97,377
Intangible assets	21,423	33,136
Long term investment	100	100
Deferred income tax assets	98	244
Other non-current assets	1,766	2,762
	162,703	164,061
Total assets	$339,097	$311,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,779	$12,531
Deferred income and customer prepayments	84,704	84,540
Accrued liabilities	19,166	20,409
Income tax liabilities	2,635	1,225
	115,284	118,705
Non-current liabilities
Deferred income and customer prepayments	5,660	9,062
Deferred income tax liabilities	4,591	6,090
	10,251	15,152
Total liabilities	125,535	133,857

Equity attributable to Company’s shareholders
Common shares	525	521
Treasury shares	(150,089)	(150,089)
Other reserves	161,950	156,629
Retained earnings	191,594	158,859
Total Company shareholders’ equity	203,980	165,920
Non-controlling interests	9,582	11,392
Total equity	$213,562	$177,312
Total liabilities and equity	$339,097	$311,169

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$25,036	$32,353	$104,629	$136,101
Exhibitions	33,237	32,716	85,636	88,782
Miscellaneous	1,791	1,873	7,257	6,857
	$60,064	$66,942	$197,522	$231,740
Operating Expenses:
Sales (Note 2)	20,540	23,102	61,958	80,354
Event production	9,322	9,716	24,403	26,250
Community and content (Note 2)	7,079	8,628	27,481	32,696
General and administrative (Note 2)	16,126	12,056	50,272	44,281
Information and technology (Note 2)	3,090	3,223	12,729	13,188
Total Operating Expenses	$56,157	$56,725	$176,843	$196,769
Profit on sale of property	-	-	15,410	-
Profit from Operations	$3,907	$10,217	$36,089	$34,971
Interest income	384	312	1,472	1,044
Gain on sale of available-for-sale securities	64	-	64	-
Share of loss of associate	-	-	-	(24)
Impairment loss on investment in associate	-	-	-	(302)
Profit before Income Taxes	$4,355	$10,529	$37,625	$35,689
Income tax expense	(427)	(694)	(4,753)	(2,744)
Net Profit	$3,928	$9,835	$32,872	$32,945
Net profit attributable to non-controlling interests	1,056	1,342	(137)	(739)
Net profit attributable to the Company’s shareholders	$4,984	$11,177	$32,735	$32,206
Basic net profit per share attributable to the Company’s shareholders	$0.14	$0.33	$0.95	$0.95
Shares used in basic net profit per share calculations	34,481,051	34,066,378	34,426,468	34,017,730
Diluted net profit per share attributable to the Company’s shareholders	$0.14	$0.31	$0.91	$0.90
Shares used in diluted net profit per share calculations	36,196,122	35,870,511	36,068,326	35,742,495

Note 1.	Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$21,712	$28,114	$91,422	$119,011
Print services	3,324	4,239	13,207	17,090
	$25,036	$32,353	$104,629	$136,101

Note: 2.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$153	$153	$539	$565
Community and content	31	31	43	70
General and administrative	369	365	1,340	1,524
Information and technology	55	53	248	250
	$608	$602	$2,170	$2,409